Exhibit 99.1

Orckit Receives NASDAQ Notification Regarding Minimum Bid Price

Tel-Aviv, Israel – February 22, 2012 – Orckit Communications Ltd. (the "Company") (NASDAQGM: ORCT), a leading Packet Transport Network (PTN) vendor, today announced that, on February 15, 2012, it received a written notification from the Listing Qualifications Department of The NASDAQ Stock Market LLC advising the Company that, for the 30 consecutive business days preceding February 15, 2012, the bid price for the Company's ordinary shares had closed below the minimum $1.00 per share required under NASDAQ Listing Rule 5450(a)(1). The notification letter states that the Company will be afforded 180 calendar days to regain compliance with the minimum bid price requirement. In order to regain compliance, the closing bid price for the Company's ordinary shares must be a least $1.00 per share for a minimum of ten consecutive business days. The compliance period expires on August 13, 2012.

The Company intends to monitor the bid price for its ordinary shares between now and August 13, 2012 and will consider all available options to resolve the deficiency and regain compliance with the minimum bid price requirement. If necessary, the Company may effect a reverse stock split to regain compliance with the minimum bid price requirement. In the event that the bid price deficiency is not cured by the end of the applicable compliance period, the Company's ordinary shares would be subject to delisting.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the risk that the proposed arrangement will not be approved by all the applicable stakeholders of the Company, the Court and the Tel Aviv Stock Exchange, that challenges by third parties or other events outside the control of the Company would delay the implementation of the agreement and result in its termination, and the risk factors detailed in the Company's U.S. Securities and Exchange Commission filings, including but not limited to, those included in its Annual Report on Form 20-F filed on June 29, 2011. Actual results may materially differ from those set forth in this press release. The Company assumes no obligation to update the information in this press release.

About Orckit Communications Ltd.

Orckit facilitates telecommunication providers' delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. With 20 years of field experience with Tier-1 customers located around the world and sound leadership, Orckit has a firm foothold in the ever-developing world of telecommunication. Orckit-Corrigent's product portfolio includes Packet Transport Network (PTN) switches - an MPLS and MPLS-TP dual stack based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features. Orckit-Corrigent markets its products directly and indirectly through strategic alliances, as well as distribution and reseller partners worldwide. Orckit was founded in 1990 and went public in 1996. The company is active in APAC, Western and Eastern Europe, and America.

For more information, please visit www.orckit.com. Follow Orckit on Twitter @ORCT

Contact Information:
Ruder Finn Israel for Orckit-Corrigent
Matthew Krieger
+972-544-676-950
matthew@ruderfinn.co.il